FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

04 FEB 17 AM 7:21

FOSTER'S
G R O U P

Inspiring Global Enjoyment



04012840

Fosters Brewing

ASX ANNOUNCEMENT

PLEASE DELIVER URGENTLY

SUPPL

The following announcement was made to the
Australian Stock Exchange Limited today.

PROCESSED
FEB 19 2004
THOMSON
FINANCIAL

TOTAL PAGES: 3

*Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com
if the following names/numbers are outdated.*

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market
2	Date Appendix 3C was given to ASX	1-Oct-03

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 13-Feb-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	32,447,548	1,791,073
4	Total consideration paid or payable for the shares	$146,150,181	$7,791,168

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.61 date: 9-Jan-04 lowest price paid: $4.27 date: 11-Feb-04	highest price paid: $4.35 lowest price paid: $4.35 highest price allowed under rule 7.33: $4.53

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an
       intention to buy back a maximum
       number of shares - the remaining
       number of shares to be bought
       back

       3,447,962

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no Information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 16-Feb-04
                    Robert Dudfield – Assistant Company Secretary

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